SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 15, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 2Q14 results

São Paulo, August 14, 2014 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the second quarter of 2014 (2Q14). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2013.

SBSP3: R$ 19.54/share SBS: US$ 8.65 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 13.4 billion Closing quote: 08/14/2014

R$ million

1. Financial highlights

								R$ million
	2Q14	2Q13	Chg. (R$)%		1H14	1H13	Chg. (R$)%
(+) Gross operating revenue	2,224.0	2,307.4	(83.4)	(3.6)	4,668.4	4,626.3	42.1	0.9
(+) Construction revenue	678.7	656.9	21.8	3.3	1,210.0	1,152.4	57.6	5.0
(-) COFINS and PASEP taxes	148.6	168.0	(19.4)	(11.5)	332.3	337.4	(5.1)	(1.5)
(=) Net operating revenue	2,754.1	2,796.3	(42.2)	(1.5)	5,546.1	5,441.3	104.8	1.9
(-) Costs and expenses	1,650.8	1,438.3	212.5	14.8	3,166.4	2,870.9	295.5	10.3
(-) Cunstruction costs	664.2	643.2	21.0	3.3	1,184.7	1,129.2	55.5	4.9
(+) Equity result	-	(0.1)	0.1	(100.0)	(0.3)	(0.2)	(0.1)	50.0
(+) Other operating revenue/expenses, net	5.2	1.5	3.7	246.7	(37.8)	10.3	(48.1)	(467.0)
(=) Earnings before financial result, income tax and social contribution	444.3	716.2	(271.9)	(38.0)	1,156.9	1,451.3	(294.4)	(20.3)
(+) Net financial	(21.6)	(207.3)	185.7	(89.6)	5.9	(179.9)	185.8	(103.3)
(=) Earnings before income tax and social contribution	422.7	508.9	(86.2)	(16.9)	1,162.8	1,271.4	(108.6)	(8.5)
(+) Income tax and social contribution	(120.3)	(147.2)	26.9	(18.3)	(382.8)	(413.5)	30.7	(7.4)
Net Income	302.4	361.7	(59.3)	(16.4)	780.0	857.9	(77.9)	(9.1)
Earnings per share* (R$)	0.44	0.53			1.14	1.26
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
	2Q14	2Q13	Chg. (R$)%		1H14	1H13	Chg. (R$)%
Net income	302.4	361.7	(59.3)	(16.4)	780.0	857.9	(77.9)	(9.1)
(+) Income tax and social contribution	120.3	147.2	(26.9)	(18.3)	382.8	413.5	(30.7)	(7.4)
(+) Net financial	21.6	207.3	(185.7)	(89.6)	(5.9)	179.9	(185.8)	(103.3)
(+) Other operating revenues/expenses, net	(5.2)	(1.5)	(3.7)	246.7	37.8	(10.3)	48.1	(467.0)
(=) Earnings before financial result (EBIT)*	439.1	714.7	(275.6)	(38.6)	1,194.7	1,441.0	(246.3)	(17.1)
(+) Depreciation and amortization	222.6	196.7	25.9	13.2	482.9	391.9	91.0	23.2
(=) Adjusted EBITDA **	661.7	911.4	(249.7)	(27.4)	1,677.6	1,832.9	(155.3)	(8.5)
(%) Adjusted EBITDA margin	24.0	32.6			30.2	33.7

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q14, net operating revenue reached R$ 2.8 billion; a 1.5% decrease compared to the same period of 2013.

Costs and expenses, including construction costs, totaled R$ 2.3 billion, up 11.2% on the R$ 2.1 billion recorded in 2Q13.

EBIT, in the amount of R$ 439.1 million, dropped 38.6% from R$ 714.7 million in 2Q13.

Adjusted EBITDA, in the amount of R$ 661.7 million, dropped 27.4% from R$ 911.4 million in 2Q13 (R$ 1,677.6 million in the last 6 months and R$ 3,851.3 million in the last 12 months).

The adjusted EBITDA margin was 24.0% in 2Q14, versus the 32.6% in 2Q13 (30.2% in the last 6 months and 33.7% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 31.2% in 2Q14 (42.0% in 2Q13, 38.1% in the last 6 months and 42.6% in the last 12 months).

Net income totaled R$ 302.4 million, 16.4% lower than the R$ 361.7 million recorded in 2Q13.

2. Gross operating revenue

Gross operating revenue from water and sewage totaled R$ 2.2 billion, a drop of R$ 83.4 million or 3.6%, when compared to the R$ 2.3 billion recorded in 2Q13.

The main factors that led to this variation were:

•         Decrease of 1.8% in the Company’s total billed volume (2.8% in water and 0.6% in sewage); and

•         Payment of bonus, within the scope of the Corporate Program for Water Loss Reduction, with an R$ 88.1 million impact.

The decreases mentioned above were partially offset by the 3.1% tariff adjustment since December 2013.

3. Construction revenue

Construction revenue increased R$ 21.8 million or 3.3%, when compared to 2Q13. The variation was mainly due to higher investments in 2Q14.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, and semester-on-semester, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2Q14	2Q13%		2Q14	2Q13%		2Q14	2Q13%
Residential	382.0	383.6	(0.4)	319.2	318.7	0.2	701.2	702.3	(0.2)
Commercial	42.7	43.7	(2.3)	40.3	40.8	(1.2)	83.0	84.5	(1.8)
Industrial	9.9	9.7	2.1	10.9	11.7	(6.8)	20.8	21.4	(2.8)
Public	13.3	14.1	(5.7)	10.3	10.9	(5.5)	23.6	25.0	(5.6)
Total retail	447.9	451.1	(0.7)	380.7	382.1	(0.4)	828.6	833.2	(0.6)
Wholesale	63.1	74.4	(15.2)	6.6	7.5	(12.0)	69.7	81.9	(14.9)
Total	511.0	525.5	(2.8)	387.3	389.6	(0.6)	898.3	915.1	(1.8)
	1H14	1H13%		1H14	1H13%		1H14	1H13%
Residential	792.6	772.6	2.6	659.5	639.9	3.1	1,452.1	1,412.5	2.8
Commercial	87.7	86.8	1.0	82.3	80.7	2.0	170.0	167.5	1.5
Industrial	20.1	19.3	4.1	22.0	22.2	(0.9)	42.1	41.5	1.4
Public	27.1	26.9	0.7	20.9	21.1	(0.9)	48.0	48.0	-
Total retail	927.5	905.6	2.4	784.7	763.9	2.7	1,712.2	1,669.5	2.6
Wholesale	138.5	149.0	(7.0)	13.1	14.8	(11.5)	151.6	163.8	(7.4)
Total	1,066.0	1,054.6	1.1	797.8	778.7	2.5	1,863.8	1,833.3	1.7
WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q14	2Q13%		2Q14	2Q13%		2Q14	2Q13%
Metropolitan	292.8	298.8	(2.0)	251.2	255.1	(1.5)	544.0	553.9	(1.8)
Regional (2)	155.1	152.3	1.8	129.5	127.0	2.0	284.6	279.3	1.9
Total retail	447.9	451.1	(0.7)	380.7	382.1	(0.4)	828.6	833.2	(0.6)
Wholesale	63.1	74.4	(15.2)	6.6	7.5	(12.0)	69.7	81.9	(14.9)
Total	511.0	525.5	(2.8)	387.3	389.6	(0.6)	898.3	915.1	(1.8)
	1H14	1H13%		1H14	1H13%		1H14	1H13%
Metropolitan	601.9	595.6	1.1	514.1	507.4	1.3	1,116.0	1,103.0	1.2
Regional (2)	325.6	310.0	5.0	270.6	256.5	5.5	596.2	566.5	5.2
Total retail	927.5	905.6	2.4	784.7	763.9	2.7	1,712.2	1,669.5	2.6
Wholesale	138.5	149.0	(7.0)	13.1	14.8	(11.5)	151.6	163.8	(7.4)
Total	1,066.0	1,054.6	1.1	797.8	778.7	2.5	1,863.8	1,833.3	1.7

(1) Unaudited
(2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 2Q14, costs, administrative and selling expenses, grew 11.2% (R$ 233.5 million). Excluding construction costs, total costs and expenses grew 14.8%. As a percentage of net revenue, cost and expenses was 84.1% in 2Q14 from 74.4% in 2Q13.

								R$ million
	2Q14	2Q13	Chg. (R$)%		1H14	1H13	Chg. (R$)%
Payroll and benefits	551.4	492.0	59.4	12.1	1,048.1	953.8	94.3	9.9
Supplies	46.9	49.4	(2.5)	(5.1)	94.1	93.7	0.4	0.4
Treatment supplies	64.6	55.2	9.4	17.0	134.3	120.0	14.3	11.9
Services	351.6	295.1	56.5	19.1	666.2	523.9	142.3	27.2
Electric power	144.5	133.0	11.5	8.6	284.5	277.8	6.7	2.4
General expenses	190.0	186.3	3.7	2.0	342.7	401.8	(59.1)	(14.7)
Tax expenses	17.6	11.8	5.8	49.2	37.3	51.8	(14.5)	(28.0)
Sub-total	1,366.6	1,222.8	143.8	11.8	2,607.2	2,422.8	184.4	7.6
Depreciation and amortziation	222.6	196.7	25.9	13.2	482.9	391.9	91.0	23.2
Credit write-offs	61.6	18.8	42.8	227.7	76.3	56.2	20.1	35.8
Sub-total	284.2	215.5	68.7	31.9	559.2	448.1	111.1	24.8
Costs and expenses	1,650.8	1,438.3	212.5	14.8	3,166.4	2,870.9	295.5	10.3
Construction costs	664.2	643.2	21.0	3.3	1,184.7	1,129.2	55.5	4.9
Costs, adm., selling and construction expenses	2,315.0	2,081.5	233.5	11.2	4,351.1	4,000.1	351.0	8.8
% of net revenue	84.1	74.4			78.5	73.5

5.1. Payroll and benefits

In 2Q14 payroll and benefits grew R$ 59.4 million or 12.1%, from R$ 492.0 million to R$ 551.4 million, due to the following:

•         R$ 17.9 million increase in provisions, from the higher number of employees who are entitled to request retirement (TAC), in addition to the wage increase in the period;

•         R$ 14.0 million increase due to the 8.0% increase in wages since May 2013 and the average wage increase of 6.80% since May 2014, in addition to the changes from the career and wage plan carried out by the Company;

•         R$ 8.0 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 4.4 million increase in expenses related to the Profit Sharing Program, chiefly due to lower reversal of provision occurred in 2Q14, due to higher compliance with the targets estimated for the period, combined with adjustments made in the period; and

•         R$ 4.3 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours exercised.

5.2. Supplies

In 2Q14, expenses with supplies decreased R$ 2.5 million or 5.1%, when compared to the same period of the previous year, from R$ 49.4 million to R$ 46.9 million, mostly due to:

•         R$ 1.2 million decrease, basically due to space that has been adapted to develop Sabesp Information Integrated System (SiiS), in 2Q13; and

•         Lower use of materials in preventive and corrective maintenance and in several water and sewage systems, thus, resulting in a reduction of R$ 0.8 million.

5.3. Treatment supplies

Treatment supplies expenses in 2Q14 were R$ 9.4 million or 17.0% higher than in 2Q13, from R$ 55.2 million to R$ 64.6 million. The main factors for this variation were:

•         Increase in the consumption of activated carbon, in the amount of R$ 4.3 million, essentially in the Guarapiranga and Taiaçupeba Water Treatment Stations  due to the proliferation of algae;

•         Use of chemical products since the second half of 2013, for the recovery of springs (mainly at the Guarapiranga System), in the amount of R$ 2.2 million;

•         Increase of R$ 1.5 million in the consumption of aluminum sulfate; and

•         Application of calcium nitrate since January 2014 to control smell in several Sewage Treatment Stations, in the amount of R$ 0.9 million.

5.4. Services

Services, in the amount of R$ 351.6 million, grew R$ 56.5 million or 19.1%, in comparison to the R$ 295.1 million in 2Q13. The main factors were:

•           Advertising campaigns, in the amount of R$ 28.1 million,  mainly due to the intensification of the rational use of water campaign;

•           Higher estimate of services expenses, in the amount of R$ 7.0 million, basically due to higher volume of advertising services in the period;

•           Expenses with risk contracts for credit recovery, in the amount of R$ 6.3 million; and

•           Hiring of services, in the amount of R$ 6.2 million, due to the beginning of operations in Diadema, in the amount of R$ 4.6 million.

5.5. Electric power

This item totaled R$ 144.5 million, an increase of R$ 11.5 million or 8.6% in comparison to the R$ 133.0 million in 2Q13, mainly due to the average increase of 14.0% in free market tariffs and of 6.2% in regulated market.

5.6. General expenses

General expenses grew R$ 3.7 million or 2.0%, totaling R$ 190.0 million, versus the R$ 186.3 million recorded in 2Q13, due to the following:

•         Increase in the provision for lawsuits in the amount of R$ 14.6 million, mainly related to civil (R$ 8.0 million) and labor (R$ 5.3 million) contingencies; and

•         Decrease of R$ 10.5 million in provision related to the transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, as a result of the decrease in revenues in the municipality of São Paulo.

5.7. Tax expenses

In 2Q14, there was an increase of R$ 5.8 million or 49.2%, due to increased tax expenses in 2Q14.

5.8. Depreciation and amortization

Depreciation and amortization increased R$ 25.9 million or 13.2%, from the R$ 196.7 million recorded in 2Q13, totaling R$ 222.6 million, due to the beginning of operations of intangible assets, in the amount of R$ 2.0 billion.

5.9. Credit write-offs

Credit write-offs grew R$ 42.8 million, to R$ 61.6 million in 2Q14, chiefly due to the higher provision of losses with allowance for doubtful accounts.

6. Other operating revenues and expenses, net

6.1. Other operating revenues, net

Recorded an R$ 8.1 million increase, mainly due to fine applied to suppliers and third parties.

6.2. Other operating expenses

R$ 4.3 million increase in other operating expenses due to:

•         Provision for the write-off of hydrometers in the amount of R$ 5.6 million; and

•         Losses regarding contractual payments related to the agreement with the municipality of Diadema, in the amount of R$ 2.0 million.

The increases mentioned above were partially offset by the R$ 3.4 million drop in the write-off of studies and projects.

7. Net financial

				R$ million
	2Q14	2Q13	Chg.	%
Financial expenses, net of revenues	(74.4)	(11.5)	(62.9)	547.0
Net monetary and exchange variation	52.8	(195.8)	248.6	(127.0)
Net financial	(21.6)	(207.3)	185.7	(89.6)

7.1. Financial revenues and expenses

				R$ million
	2Q14	2Q13	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(23.1)	(22.1)	(1.0)	4.5
Interest and charges on domestic loans and financing	(79.9)	(64.9)	(15.0)	23.1
Other financial expenses	(45.3)	(5.6)	(39.7)	708.9
Total financial expenses	(148.3)	(92.6)	(55.7)	60.2
Financial revenues	73.9	81.1	(7.2)	(8.9)
Financial expenses net of revenues	(74.4)	(11.5)	(62.9)	547.0

7.1.1. Financial expenses

Financial expenses grew R$ 55.7 million or 60.2%. The main reasons were:

•         R$ 39.7 million increase in other financial expenses, chiefly due to the favorable results of lawsuits in 2Q13, reducing interest expenses in that period, representing a variation of R$ 37.8 million; and

•         R$ 15.0 million increase in interest and charges on domestic loans and financing, due to the higher increase in the Interbank Deposit Certificate (CDI) in 2Q14 (10.8%), versus 2Q13 (7.7%).

7.1.2. Financial revenues

Financial revenues from interests dropped R$ 7.2 million or 8.9%, due to lower number of instalment agreements held in 2Q14.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2Q14	2Q13	Chg.	%
Exchange rate variation on loans and financing	84.2	(201.7)	285.9	(141.7)
Monetary variation on loans and financing	(28.9)	(16.4)	(12.5)	76.2
Other monetary variations	(13.1)	2.1	(15.2)	(723.8)
Monetary/exchange rate variation on liabilities	42.2	(215.9)	258.1	(119.5)
Monetary/exchange rate variation on assets	10.6	20.1	(9.5)	(47.3)
Monetary/exchange rate variation, net	52.8	(195.8)	248.6	(127.0)

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 2Q14 was R$ 258.1 million, lower than in 2Q13, especially due to:

•         Revenue of exchange rate variation in the amount of R$ 84.2 million in 2Q14, mainly deriving from the depreciation of the US Dollar and Japanese Yen versus Brazilian Real (2.7% and 1.0%, respectively), versus an expense of exchange rate variation of R$ 201.7 million in 2Q13, deriving from the appreciation of both currencies (10.0% and 4.3%, respectively);

•         R$ 12.5 million increase in monetary variation expenses over domestic loans and financing, mainly due to the higher variation of the IPCA rate in 2Q14 (2.06%), versus a 1.4% variation recorded in 2Q13. This increase is also a result of the higher amount of debt indexed to the IPCA rate, due to the 18th debenture issuance, in December 2013; and

•         R$ 15.2 million increase in other monetary variation due to the greater need of provision for lawsuits, in the amount of R$12.6 million.

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 26.9 million, due to the drop in taxable income in the period.

9. Indicators

9.1. Operating

Non-revenue water loss (IPF) and micro-measured water loss (IPM) continued to decline, reaching 23.8% and 30.8%, respectively, in 2Q14. This reduction was expected as a result of investments in the Corporate Program for Water Loss Reduction. Produced volume fell by 5.6% in 2Q14, thanks to the Corporate Program for Water Loss Reduction that covers the entire São Paulo Metropolitan Region.

Operating indicators *	2Q14	2Q13%
Water connections (1)	8,100	7,778	4.1
Sewage connections (1)	6,542	6,223	5.1
Population directly served - water (2)	25.1	24.4	2.9
Population directly served - sewage (2)	22.1	21.2	4.2
Number of employees	14,799	15,124	(2.1)
Water volume produced in the quarter(3)	710	752	(5.6)
Water volume produced in the semester(3)	1,488	1,514	(1.7)
IPF - Non-revenue water loss (%)	23.8	25.3	(5.9)
IPM - Micro-measured water loss (%)	30.8	31.6	(2.5)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters

(*)      Unaudited

9.2. Financial

Economic Indexes * (quarter end)	2Q14	2Q13
Amplified Consumer Price Index (IPCA)	1.54%	1.18%
Referential Rate (TR)	0.15%	0.00%
Interbank Deposit Certificate (CDI)	10.80%	7.72%
US DOLAR (R$)	2.2025	2.2156
YEN (R$)	0.0218	0.0223

                 (*)     Unaudited

10. Loans and financing

In June 2014, the Company conducted the 19th Issuance of Debentures, in a single series, in the amount of R$ 500 million to mature in June 2017 and progress payment of half-yearly interest rates from 0.80% to 1.08% p.a., plus CDI (interbank deposit certificate) variation. Proceeds are destined to settle financial commitments to mature in 2014 and 2015.

Amortization schedule – accounting balance

								R$ million
INSTITUTION	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Local market
Caixa Econômica Federal	36.7	65.5	65.7	69.0	72.8	76.0	679.8	1,065.5
Debentures	-	594.3	236.5	755.1	443.2	515.1	514.2	3,058.4
Debentures BNDES	37.7	74.5	74.5	74.5	74.5	74.4	125.0	535.1
Debentures FI FGTS	22.7	45.5	45.5	45.5	45.5	45.5	249.4	499.6
BNDES	24.6	50.7	57.3	59.4	59.4	59.4	230.1	540.9
Others	8.3	17.2	18.0	18.9	19.6	20.0	334.9	436.9
Interest and charges	61.5	27.2	-	-	-	-	-	88.7
Local market total	191.5	874.9	497.5	1,022.4	715.0	790.4	2,133.4	6,225.1
International market
BID	42.0	84.0	84.0	112.0	56.8	56.8	674.4	1,110.0
BIRD	-	-	-	-	-	3.4	97.2	100.6
Eurobonds	-	-	308.1	-	-	-	765.1	1,073.2
JICA	23.8	47.6	47.6	48.0	48.4	59.2	676.2	950.8
BID 1983AB	-	52.7	52.7	52.7	52.4	39.0	88.0	337.5
Interest and charges	21.5	-	-	-	-	-	-	21.5
International market total	87.3	184.3	492.4	212.7	157.6	158.4	2,300.9	3,593.6
Total	278.8	1,059.2	989.9	1,235.1	872.6	948.8	4,434.3	9,818.7

11. Capex

Our capex plan is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the 364 municipalities we serve.

In 2Q14 the Company invested R$ 728.4 million versus R$ 716.0 million invested in 2Q13.

12. Conference calls

In Portuguese

August 19, 2014

10:30 am (Brasília) / 9:30 am (US EST)

Dial in: 55 (11) 3728-5971 or 55 (11) 3127-4971

Conference ID: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Replay ID: 11609129

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In English

August 19, 2014

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-6776

Conference ID: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Replay ID: 10049132

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2Q14	2Q13
Gross Operating Revenue	2,902,766	2,964,272
Water Supply - Retail	1,148,197	1,196,615
Water Supply - Wholesale	59,220	52,877
Sewage Collection and Treatment	973,299	1,013,554
Sewage Collection and Treatment - Wholesale	6,883	8,436
Construction Revenue - Water	280,864	276,904
Construction Revenue - Sewage	397,886	379,940
Other Services	36,417	35,946
Taxes on Sales and Services - COFINS and PASEP	(148,613)	(167,994)
Net Operating Revenue	2,754,153	2,796,278
Operating Costs	(1,830,133)	(1,731,945)
Gross Profit	924,020	1,064,333
Operating Expenses
Selling	(215,232)	(164,722)
Administrative	(269,704)	(184,843)
Other operating revenue (expenses), net	5,209	1,507
Operating Income Before Shareholdings	444,293	716,275
Equity Result	49	(111)
Earnings Before Financial Results, net	444,342	716,164
Financial, net	(105,534)	(5,823)
Exchange gain (loss), net	83,957	(201,433)
Earnings before Income Tax and Social Contribution	422,765	508,908
Income Tax and Social Contribution
Current	(135,474)	(116,317)
Deferred	15,131	(30,922)
Net Income (loss) for the period	302,422	361,669
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.44	0.53
Depreciation and Amortization	(222,594)	(196,758)
Adjusted EBITDA	661,727	911,415
% over net revenue	24.0%	32.6%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/2014	12/31/2013
Current assets
Cash and cash equivalents	1,823,711	1,782,001
Trade accounts receivable	1,095,827	1,120,053
Accounts receivable from related parties	123,070	134,855
Inventories	58,394	58,401
Restricted cash	20,463	10,333
Recoverable taxes	88,927	87,405
Other accounts receivable	104,197	61,039
Total current assets	3,314,589	3,254,087

Noncurrent assets
Trade accounts receivable	185,509	395,512
Accounts receivable from related parties	110,881	130,457
Escrow deposits	45,673	54,827
Deferred income tax and social contribution	143,440	114,030
Water National Agency – ANA	120,204	107,003
Other accounts receivable	77,716	94,952

Investments	23,358	23,660
Investment properties	54,039	54,039
Intangible assets	24,630,945	23,846,231
Property, plant and equipment	277,175	199,496
Total noncurrent assets	25,668,940	25,020,207

Total assets	28,983,529	28,274,294
LIABILITIES AND EQUITY	06/30/2014	12/31/2013
Current liabilities
Trade payables and contractors	249,768	275,051
Current portion of long-term loans and financing	637,898	640,940
Accrued payroll and related charges	350,270	314,926
Taxes and contributions	53,288	115,382
Interest on shareholders' equity payable	32,458	456,975
Provisions	549,285	631,374
Services payable	334,123	323,208
Public-Private Partnership – PPP	21,043	20,241
Program Contract Commitments	128,505	77,360
Other liabilities	95,672	116,924
Total current liabilities	2,452,310	2,972,381

Noncurrent liabilities
Loans and financing	9,180,826	8,809,134
Deferred Cofins and Pasep	131,412	129,849
Provisions	602,966	549,008
Pension obligations	2,392,839	2,327,016
Public-Private Partnership – PPP	319,263	322,267
Program Contract Commitments	82,674	88,678
Other liabilities	153,292	145,160
Total noncurrent liabilities	12,863,272	12,371,112

Total Liabilities	15,315,582	15,343,493

Equity
Capital stock	10,000,000	6,203,688
Capital reserve	-	124,255
Earnings reserves	3,021,470	6,736,389
Other comprehensive income	(133,531)	(133,531)
Accrued earnings	780,008	-
Total equity	13,667,947	12,930,801

Total equity and liabilities	28,983,529	28,274,294

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Jun/2014	Jan-Jun/2013
Cash flow from operating activities
Profit before income tax and social contribution	1,162,789	1,271,359
Adjustment for:
Depreciation and amortization	482,852	391,924
Residual value of property, plant and equipment and intangible assets written-off	1,801	5,433
Allowance for doubtful accounts	76,328	56,239
Provision and inflation adjustment	95,467	157,834
Interest calculated on loans and financing payable	216,351	192,352
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(139,278)	112,612
Interest and inflation adjustment losses	10,850	12,974
Interest and inflation adjustment gains	(5,626)	(8,736)
Financial charges from customers	(99,846)	(118,983)
Margin on intangible assets arising from concession	(25,287)	(23,262)
Provision for Consent Decree (TAC)	23,986	10,228
Equity result	319	261
Provision from São Paulo agreement	(18,051)	(5,007)
Provision for defined contribution plan	3,515	4,849
Pension obligations	144,647	130,853
Other provision/write-offs	50,292	(21,512)
Other adjustments	10,675	-
	1,991,784	2,169,418
Changes in assets
Trade accounts receivable	262,977	68,869
Accounts receivable from related parties	30,566	19,758
Inventories	(256)	455
Recoverable taxes	-	(21,226)
Escrow deposits	10,345	1,203
Other accounts receivable	(39,123)	(17,310)
Changes in liabilities
Trade payables and contractors	(18,357)	(22,834)
Services received	28,966	15,619
Accrued payroll and related charges	7,843	45,087
Taxes and contributions payable	(87,530)	(66,150)
Deferred Cofins/Pasep	1,563	4,081
Provisions	(123,598)	(136,371)
Pension obligations	(78,824)	(70,413)
Other liabilities	(13,121)	(12,732)

Cash generated from operations	1,973,235	1,977,454

Interest paid	(307,106)	(294,990)
Income tax and contribution paid	(388,216)	(277,604)

Net cash generated from operating activities	1,277,913	1,404,860

Cash flows from investing activities
Acquisition of intangibles	(1,130,122)	(999,765)
Restricted cash	(10,130)	52,489
Investment increase	(17)	(357)
Purchases of tangible assets	(52,135)	(7,947)
Net cash used in investing activities	(1,192,404)	(955,580)

Cash flow from financing activities
Loans and financing
Proceeds from loans	795,911	1,262,709
Repayments of loans	(326,390)	(1,409,371)
Payment of interest on shareholders'equity	(467,439)	(498,648)
Public-Private Partnership – PPP	(9,921)	(20,963)
Program Contract Commitments	(35,960)	(29,894)
Net cash used in financing activities	(43,799)	(696,167)

Increase in cash and cash equivalents	41,710	(246,887)

Represented by:
Cash and cash equivalents at beginning of the period	1,782,001	1,915,974
Cash and cash equivalents at end of the period	1,823,711	1,669,087
Increase in cash and cash equivalents	41,710	(246,887)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 15, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.